SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1-10378

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 3, 2002

AVENTIS
(Translation of registrant's name into English)

67917 Strasbourg, Cedex 9
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Enclosures:

A press release dated June 3, 2002 announcing the closing of the divestment of Aventis CropScience to Bayer AG.

Press Release

Your Contact:
Carsten Tilger
Head of Media Relations
Tel.: + 33 (0)3 88 99 11 14
Carsten.Tilger@Aventis.com

Nathalie Jecker
Media Relations
Tel.: + 33 (0)3 88 99 11 16
Nathalie.Jecker@Aventis.com

June 3, 2002

Sale of Aventis CropScience to Bayer closes
Divestment to enhance financial flexibility and enable further strengthening of core pharmaceutical business

Strasbourg, France – The acquisition of Aventis CropScience by Bayer was completed today after the relevant anti-trust authorities had approved the transaction. The clearances are subject to certain commitments to be fulfilled by Bayer after the closing.

The enterprise value of the transaction, which was agreed in October 2001, was set at € 7.25 billion. Aventis held a 76 percent interest in this business, while Schering AG held 24 percent. Aventis has received total proceeds of around € 5.7 billion in cash and debt deconsolidation from the transaction. These proceeds will substantially enhance the financial flexibility of Aventis to further strengthen its pharmaceutical business through targeted acquisitions, partnering or in-licensing agreements. As previously communicated, Aventis expects net debt to be reduced to approximately € 3 billion by the end of 2002.

Aventis (NYSE: AVE) is dedicated to improving life by treating and preventing human disease through the discovery and development of innovative pharmaceutical products. Aventis focuses on prescription drugs for important therapeutic areas such as oncology, cardiology, diabetes and respiratory disorders as well as on human vaccines. In 2001, Aventis generated sales of € 17.7 billion, invested approx. € 3 billion in research and development and employed approx. 75,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release other than historical information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing

and effects of regulatory actions, the strength of competition, the outcome of litigation and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

For more information:

Bayer AG
Günter Forneck
Tel.+49 (0)214 30 50446
Guenter.Forneck.gf@bayer-ag.de

Schering AG
Friedrich von Heyl
Tel.:49.30.468.15296
Friedrich.vonheyl@schering.de

Aventis

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS (Registrant)

Date: June 3, 2002

By:

Name: Dr. Dirk Oldenburg

Title: General Legal Counsel

Aventis · 67917 Strasbourg · Cedex 9 · France · www.aventis.com · Telephone 00 33 3 88 99 12 87 · Fax 00 33 3 88 99 13 64 · dirk.oldenburg@aventis.com ·
Address for visitors: 16, Avenue de l'Europe · Espace Européen de l'Entreprise · F-67300 Schiltigheim